Important: Please take a few moments to vote your proxy.

Dear Shareholder,

I’m writing to ask you to take a few minutes to consider the significant changes that have been proposed which impact the Evergreen Funds and how these changes will affect you.

The proxy package you recently received outlines one or more proposed changes that, pending shareholder approval, will result in the integration of the mutual fund families of the Evergreen Funds and the Wells Fargo Advantage Funds®. These changes were designed to further diversify the products we offer and to bring together what we consider the strengths of both organizations to best meet your investment needs.

To move forward with this critical step, we need shareholder approval. That’s why I’m asking you to vote your proxy.

The voting process will take only a few minutes of your time.

There are three easy ways to vote:

• By phone: Call 1-866-342-1635 toll-free between 9:00 a.m. and 11:00 p.m. ET to speak to a live proxy services representative. Please have your control number on your proxy card available at the time of your call. Your call is confidential—we will not ask you for any personal information.

• Online: Log on to www.proxyonline.com and enter the control number printed on your proxy card.

• By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

• At the Shareholder Meeting: You may attend the shareholder meeting and vote in person, details are in your proxy package.

For more information about the fund family integration or the voting process, visit www.evergreeninvestments.com/vote.

Your prompt response is greatly appreciated—it will eliminate the need for future calls and follow-up letters on this topic. If you have responded already, thank you for your time.

Sincerely,

W. Douglas Munn
President and Chief Executive Officer
Evergreen Funds